[Letterhead of Sullivan & Cromwell LLP]

November 25, 2014

By Hand and EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street N.E.,

Washington, D.C. 20549.

Attention:	J. Nolan McWilliams Attorney-Advisor

Re:	Fiat Chrysler Automobiles N.V. Registration Statement on Form F-1 (File No. 333-199285)

Dear Mr. McWilliams:

On behalf of our client, Fiat Chrysler Automobiles N.V. (the “Company”), we are writing to respond to the letter, dated November 21, 2014, from the Staff of the Securities and Exchange Commission regarding the above-referenced registration statement on Form F-1 (the “Registration Statement”) that was filed on October 10, 2014, and amended by Amendment No. 1 dated November 13, 2014. Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). To facilitate the Staff’s review, we are including with this letter hard copies of the Amended Registration Statement.

The Company appreciates the Staff’s review of the Registration Statement and looks forward to working with the Staff to resolve the Staff’s comments. As a result of changes to the Registration Statement, some page references in the Amended Registration Statement have changed from those in the Registration Statement as previously submitted. The page references in the Staff’s comments refer to page numbers in the Registration Statement submitted on November 13, 2014, while the page numbers in the Company’s responses refer to page numbers in the Amended Registration Statement. For your convenience, the Company has reproduced each of the Staff’s comments below and provided its responses below each comment. Capitalized terms that are in this letter but not defined herein have the meanings assigned to them in the Amended Registration Statement.

Securities and Exchange Commission

November 25, 2014

In response to a number of the comments, the Company has agreed to change or supplement the disclosures in the Registration Statement. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes its previous submissions or other public disclosures were deficient or inaccurate in any respect. Accordingly, any changes reflected in the Amended Registration Statement, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Use of Proceeds

1.	We note your disclosure indicating that you intend to use the proceeds of this offering, together with the proceeds of the concurrent issuance of mandatory convertible securities, for general corporate purposes. Please revise to disclose the amount of the proceeds you expect to receive from the issuance of the Mandatory Convertible Securities.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Amended Registration Statement.

Capitalization

2.	We note that you have included a column on your Capitalization table which adjusts for the merger, the common shares offering and the mandatory convertible securities offering. Please revise the introductory paragraph or footnote disclosure to include the nature and significant terms of the mandatory convertible securities.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the Amended Draft Registration Statement to include a cross-reference to the description of the mandatory convertible securities (“MCS”) contained elsewhere in the prospectus.

3.	Please revise your capitalization table to provide separate disclosure of equity attributable to the owners of the parent and to the non-controlling interest.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the Amended Registration Statement.

Securities and Exchange Commission

November 25, 2014

Unaudited Pro Forma Condensed Consolidated Financial Information

Notes to the Unaudited Pro Forma Condensed Consolidated Income Statement

(B) Separation

4.	We note your disclosure that the tax expenses related to the Separation adjustments are calculated based on the effective tax rate of Ferrari on a standalone basis. Please revise to disclose this effective tax rate for each period presented.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the Amended Registration Statement.

Notes to the Unaudited Pro Forma Interim Condensed Consolidated Statement of Position

(C) Distributions

5.	We note your disclosure that this column represents the distributions and transfers of cash from Ferrari to FCA of approximately €2.25 billion. In light of the fact that Ferrari is a consolidated entity of the Fiat Group as of September 30, 2014 and its cash balances are presumably included in the historical cash amount of Fiat Group as of September 30, 2014, as reflected in the first column, please revise to explain how this cash distribution will increase Fiat Group’s consolidated cash. As part of your revised disclosure please clearly explain the source of this cash.

Response:

The Company respectfully advises the Staff that in connection with the Separation, the Company expects that Ferrari will incur third party debt and will use of a combination of this debt and cash on hand, which is included in the €652 million pro forma adjustment for the Separation of Ferrari from FCA, to fund distributions to FCA. In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement in its discussion of the separation on page 44 and the pro forma disclosure on page 54.

Securities and Exchange Commission

November 25, 2014

Recent Developments

Capital Plan

6.	Please revise your discussion of your mandatorily convertible securities to explain your planned accounting treatment for these securities in your IFRS financial statements when they are issued. Note 29 to your interim financial statements should be similarly revised.

Response:

Under IAS 32 paragraph 28, the issuer of a compound financial instrument shall classify the instrument, or its component parts, on initial recognition in accordance with the substance of the contractual arrangement and whether the components meet the definitions of a financial asset, financial liability and an equity instrument. The MCS is a compound financial instrument that is an equity contract combined with a financial liability for the coupon payments.

The equity contract meets the definition of an equity instrument as described in paragraph 16 of IAS 32, as the equity contract does not include a contractual obligation to (i) deliver cash or another financial asset to another entity; or (ii) exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Company. Additionally, the equity contract is a non-derivative that includes no contractual obligation for the company to deliver a variable number of its own equity, as the Company controls its ability to settle for a fixed number of shares under the terms of the contract.

The ability to settle for a fixed number of shares (i.e. the maximum) before maturity is described under the caption “Description of the Mandatory Convertible Securities – Early Conversion at the Option of the FCA at Maximum Conversion Rate” in the prospectus relating to the Mandatory Convertible Securities Offering. In recent IFRIC deliberations (January 2014), the IFRIC noted this option is only considered and respected for classification purposes if it is substantive. The IFRIC noted the issuer could consider a variety of qualitative and quantitative factors including, among other things, whether the instrument would have been priced differently if the issuer’s early settlement option had not been included in the contractual terms and the issuer’s share price and the volatility of the share price could be relevant to the assessment. The Company evaluated the ability to early settle and views this option as substantive as we believe there are legitimate corporate objectives that could cause the Company to seek early conversion of MCSs.

Securities and Exchange Commission

November 25, 2014

Therefore, the equity contract will be accounted for as an equity instrument.

As the obligation to pay coupons meets the definition of a financial liability as it is a contractual obligation to deliver cash to another entity, it will be accounted for separately from the equity contract. The Company has the right to, or the investors can force the Company to, prepay the coupons in addition to settling the instrument through the issuance of a fixed number of shares before maturity. In addition, under IFRS, the early settlement features would require bifurcation from the financial liability for the coupon payments since they require the repayment of the coupon obligation at an amount other than fair value or the amortized cost of the debt instrument as required by IAS 39 paragraph AG30(g).

Therefore, the Company will initially record the early settlement features on the coupon payments as a derivative at fair value and subsequently remeasure them to fair value, with changes in fair value recognized in earnings. Then, the Company will initially record the financial liability at fair value and the residual amount of proceeds from issuance, representing the equity conversion feature, as equity. Subsequently, the financial liability will be remeasured at amortized cost.

In response to the Staff’s comment, the Company has revised the discussion of the MCS on page 125 of the Amended Registration Statement and the disclosures in Note 29 in the Interim Consolidated Financial Statements on page F-50 of the Amended Registration Statement.

Liquidity and Capital Resources

Chrysler New Debt Issuances and Prepayment of VEBA Trust Note

7.	We note the disclosure in the first paragraph on page 125 which states “the principal amounts set forth above have been translated into Euros using the applicable exchange rate for the three months ended March 31, 2014 for illustrative purposes only.” Since financial information for the three months ended March 31, 2014 is not included or presented anywhere in the filing, please explain why you have used the exchange rate for the three months ended March 31, 2014 rate rather than the exchange rate for the nine months ended September 30, 2014.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 128, 131, 141-42, F-32, F-44 and F-192 of the Amended Registration Statement.

Securities and Exchange Commission

November 25, 2014

*            *             *

The Company appreciates very much the Staff’s prompt and helpful review of the Registration Statement and its continued cooperation in the Company’s efforts to complete the proposed capital transactions before the year-end holidays. Any questions or comments with respect to the responses may be communicated to the undersigned (tel: 212-558-3109 or email: millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email and facsimile (212-291-9101) with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller

cc:	Sonia Bednarowski
Linda Cvrkel
Claire Erlanger (Securities and Exchange Commission)

Richard K. Palmer
Giorgio Fossati
Alessandro Gili
(Fiat Chrysler Automobiles N.V.)